May 31, 2013

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed: February 12, 2013

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated May 23, 2013, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2012 (“Form 10-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Accounting for Acquisitions, page 32

1.	We note your response to comment one. Absent a bargain purchase option in the T-Mobile lease transaction, tell us how you determined that the lease met the criteria to be classified as a capital lease. Refer to ASC 840-10-25 and advise.

Company Response:

With respect to the T-Mobile Transaction, the Company determined that the lease of approximately 6,200 tower assets pursuant to a master prepaid lease met the criteria to be classified as a capital lease based, at a minimum, upon the “lease term” criterion in ASC 840-10-25. The individual lease term expirations for the tower assets subject to the master prepaid lease range from 23 to 37 years (with a weighted-average term of 28 years based on site rental gross margin). In accordance with the “lease term” criterion in ASC 840-10-25, the Company has accounted for the master prepaid lease as a capital lease since the lease term expirations occur beyond 75% of the estimated economic life of the tower assets, 20 years, which is also the longest period over which the tower assets are depreciated (see “Property and Equipment” on page 46 of the Form 10-K for additional information).

Staff Comment:

Potential Future Borrowings of Incremental Debt, page 35

6. Debt and Other Obligations, page 58

2.	We note your response to comment two. It is unclear to us why your projected average interest rate of variable rate debt for various terms through 2019 is predicated on a “1/8 of a percent point over a 12-month period,” instead of the yields or interest rates across the time to maturity. Please advise or revise.

Company Response:

With regard to the table on page 36 of the Form 10-K, the Company’s projected average interest rate for variable rate debt is not predicated on a 1/8 of a percentage point over a 12-month period; rather, the information is based upon rates currently in effect, including the effect of LIBOR floors. The Company’s reference to the “1/8 percentage point over a 12 month period” relates to the separate sensitivity disclosure as further discussed below. To provide additional clarity to readers, in the Company’s Form 10-Q for the quarterly period ended March 31, 2013 (“Form 10-Q”), the Company disclosed that the variable rates are based on rates currently in effect, and the Company intends to continue to provide such clarifying disclosure.

In accordance with Item 305(a)(ii)(A) of Regulation S-K, the Company has elected to provide a sensitivity disclosure on page 35 under Floating Rate Debt as it relates to interest rate risks. The table on page 36 is supplemental information provided for the benefit of the reader and is based on (1) stated rates (for fixed rate debt) and (2) rates currently in effect (for variable rate debt). Furthermore, the Company also provides the following information in its filings to allow readers to better understand its market risk with respect to variable rate debt: (1) debt amounts by instrument, (2) debt maturities by year, (3) the maturity date of each debt instrument, (4) associated LIBOR floors for applicable debt instruments, and (5) credit spreads for each item of indebtedness.

In summary, the Company believes that the information it currently discloses, including the additional disclosure of the basis for variable interest rates presented beginning with the most recent Form 10-Q, is sufficient to provide a reader with an understanding of the market risk related to the Company’s variable rate debt.

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown
Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage
Cc:	Ivette Leon
Cc:	Kathryn Jacobson

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